UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)
Grupo Aeropotuario del Sureste, S.A.B. de C.V.

(Name of Issuer)
American Depositary Shares, as evidenced by American Depositary Receipts, each representing ten Series B Shares
Series B Shares, without par value

(Title of Class of Securities)
40051E202

(CUSIP Number)
Fernando Chico Pardo
c/o Promecap, S.C.
Bosque de Alisos No. 47A-3, Bosques de las Lomas
CP 05120, Mexico, D.F., Mexico
+52 55 1105 0800
With a copy to:

Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5735
Attention: Roland Hlawaty

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 19, 2007

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS: Fernando Chico Pardo

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		59,739,395*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

59,739,395*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

59,739,395*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* Includes ADSs tendered pursuant to Notice of Guaranteed Delivery in the Offers (defined below).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS: Agrupación Aeroportuaria Internacional II, S.A. de C.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,689,395*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

37,689,395*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

37,689,395*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Includes ADSs tendered pursuant to Notice of Guaranteed Delivery in the Offers (defined below).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS: Agrupación Aeroportuaria Internacional I, S.A. de C.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		37,689,395*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

37,689,395*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

37,689,395*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Includes ADSs tendered pursuant to Notice of Guaranteed Delivery in the Offers (defined below).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS: Agrupación Aeroportuaria Internacional, S.A. de C.V.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,050,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		22,050,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	22,050,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Amendment No. 5 to Schedule 13D
     The Reporting Persons (as defined below) hereby amend and restate in its entirety the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2007, as amended by Amendment No. 1 thereto filed on May 14, 2007, Amendment No. 2 thereto filed on June 4, 2007, Amendment No. 3 thereto filed on June 5, 2007 and Amendment No. 4 thereto filed on June 20, 2007 (as previously amended, the “Amended Schedule 13D” and as amended and restated hereby, the “Restated Schedule 13D”) to, among other things, reflect the Reporting Persons’ acquisition of series B shares (“Series B Shares”) (including Series B Shares underlying the American Depositary Receipts (“ADSs”)) of Grupo Aeropotuario del Sureste, S.A.B. de C.V., a limited liability publicly traded corporation with variable capital stock (sociedad anónima bursátil de capital variable) (the “Company”), organized under the laws of the United Mexican States (“Mexico”). According to its public filings with the Commission, the Company, through its subsidiaries, operates airports in the Southeastern region of Mexico.
Item 1. Security and Issuer
This statement relates to Series B Shares, without par value, and ADSs, as evidenced by American Depositary Receipts, each representing ten Series B Shares, of the Company. The Series B Shares, including the Series B Shares underlying the ADSs, are collectively referred to as the “Shares”. The Company also has issued and outstanding Series BB Shares (the “Series BB Shares”), which are not registered in the United States or listed on any exchange, and thus not subject to this statement.
The principal executive offices of the Company are located at Bosque de Alisos No. 47A-4, Bosques de las Lomas, 05120 Mexico, D.F., Mexico.
Item 2. Identity and Background
(a)	Pursuant to Rule 13d-1(k) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this statement is filed on behalf of each of the following entities or persons:
(i)	Fernando Chico Pardo (“Mr. Chico”), an individual and citizen of Mexico and the person that controls AAI-1 and AAI;

(ii)	Agrupación Aeroportuaria Internacional I, S.A. de C.V., (“AAI-1”) a sociedad anónima de capital variable formed under the laws of Mexico and the entity that controls Purchaser;

(iii)	Agrupación Aeroportuaria Internacional II, S.A. de C.V., (“Purchaser”) a sociedad anónima de capital variable formed under the laws of Mexico; and

(iv)	Agrupación Aeroportuaria Internacional, S.A. de C.V., (“AAI”) a sociedad anónima de capital variable formed under the laws of Mexico.
Mr. Chico, Purchaser, AAI-1 and AAI are herein referred to collectively as the “Reporting Persons”. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.
(b)
(i)	The business address of Mr. Chico is c/o Promecap, S.C., Bosque de Alisos No. 47A-3, Bosques de las Lomas, CP 05120, Mexico D.F., Mexico.

(ii)	The address of Purchaser’s principal office is S.C., Bosque de Alisos No. 47A-3, Bosques de las Lomas, CP 05120, Mexico D.F., Mexico.

(iii)	The address of AAI-1’s principal office is S.C., Bosque de Alisos No. 47A-3, Bosques de las Lomas, CP 05120, Mexico D.F., Mexico.

(iv)	The address of AAI’s principal office is S.C., Bosque de Alisos No. 47A-3, Bosques de las Lomas, CP 05120, Mexico D.F., Mexico.

(v)	The business address of Mr. Luis Chico Pardo (“Mr. Luis Chico”), one of the two directors of AAI, along with Mr. Chico, is c/o Promecap, S.C., Bosque de Alisos No. 47A-3, Bosques de las Lomas, CP 05120, Mexico D.F., Mexico.
(c)
(i)	Mr. Chico’s principal occupation is the Founder and President of Promecap, S.C., a financial advisory services firm with principal offices at Bosque de Alisos No. 47A-3, Bosques de las Lomas, CP 05120, Mexico DF, Mexico. Mr. Chico is also the Chairman of the board of directors and Chief Executive Officer of the Company and the sole director (“Sole Administrator”) of AAI-1 and Purchaser. Mr. Chico is also one of the two directors of AAI, along with Mr. Luis Chico.

(ii)	The principal business of AAI-1 is to form and hold the shares of Purchaser and to consummate the De-Merger (defined below) of Inversiones y Técnicas Aeroportuarias, S.A. de C.V., a sociedad anónima de capital variable organized and existing under the laws of Mexico (“ITA”). Other than Mr. Chico who is the Sole Administrator, AAI-1 has no other directors and no executive officers.

(iii)	The principal business of Purchaser is to serve as an acquisition vehicle for AAI-1 for the purpose of making the Offers (defined below). Other than Mr. Chico who is the Sole Administrator, Purchaser has no other directors and no executive officers.

(iv)	The principal business of AAI is to acquire, by any legal means, shares, participations or equity interest of any kind in businesses, companies or partnerships, either in connection with the incorporation thereof or by subsequent acquisition. Mr. Chico and Mr. Luis Chico are the sole directors of AAI. AAI has no executive officers.

(v)	Mr. Luis Chico’s principal occupation is advisor to Promecap, S.C., a financial advisory services firm with principal offices at Bosque de Alisos No. 47A-3, Bosques de las Lomas, CP 05120, Mexico DF, Mexico. Mr. Luis Chico is also a director of ITA and the Company.
(d)	During the last five years, none of (i) Mr. Chico, (ii) AAI-1, (iii) Purchaser, (iv) AAI or (v) Mr. Luis Chico have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of (i) Mr. Chico, (ii) AAI-1, (iii) Purchaser, (iv) AAI or (v) Mr. Luis Chico have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to laws.

(f)
(i)	Mr. Chico is a citizen of Mexico.

(ii)	Mr. Luis Chico is a citizen of Mexico.
Item 3. Source and Amount of Funds or Other Consideration
Mr. Chico purchased 7,500,010 Shares in the open market with personal funds. Mr. Chico subsequently tendered such Shares into the Offers (defined below).
Mr. Luis Chico purchased 140,000 Shares in the open market with personal funds.
Purchaser acquired 37,689,395 Shares (including pursuant to Notice of Guaranteed Delivery) in the Offers with funds it received indirectly pursuant to an equity investment by Mr. Chico. Mr. Chico made the equity investment with personal funds.

AAI acquired 22,050,000 Shares pursuant to the De-Merger and Conversion (as described in Item 4).
Item 4. Purpose of Transaction
The Reporting Persons acquired beneficial ownership of the Shares to which this Restated Schedule 13D relates for investment purposes. The Reporting Persons routinely monitor the performance of their investments in the Company.

Mr. Chico commenced simultaneous cash tender offers in the United States and Mexico for up to 127,950,001 Shares (the “Offers”) on May 14, 2007. The Shares sought in the Offers represented approximately 42.65% of the total issued and outstanding capital stock of the Company and 46.18% of the total Series B Shares outstanding after giving effect to the Offer and the Conversion (described below). Mr. Chico tendered the 7,500,010 Shares he directly owned into the Offers. On June 19, 2007, at the expiration of the Offers, 35,800,705 Shares were validly tendered into the Offers, including the Shares tendered by Mr. Chico. An additional 188,869 ADSs, or 1,888,690 Shares, were tendered pursuant to Notice of Guaranteed Delivery. Accordingly, including the Shares tendered pursuant to Notice of Guaranteed Delivery, 37,689,395 Shares were tendered into the Offers.

On March 29, 2007, Mr. Chico and Copenhagen Airports A/S, a corporation organized under the laws of Denmark (“CPH”) entered into a De-Merger Letter Agreement (the “De-Merger Letter Agreement”). Mr. Chico and CPH are jointly referred to as the “De-Merger Parties”. Pursuant to the De-Merger Letter Agreement, the De-Merger Parties agreed, subject to satisfaction or waiver of the conditions of the Offers (“Completion”), to take all actions necessary to effect a de-merger of ITA, immediately after expiration of the Offers (the “De-Merger”). As a result of the De-Merger, ITA would be de-merged into two separate entities, ITA, which would survive and continue to be owned by Mr. Chico (51%) and CPH (49%), and AAI, which would initially be owned by Mr. Chico (51%) and CPH (49%). In connection with the De-Merger, the De-Merger Parties have also agreed, pursuant to the De-Merger Letter Agreement, to cause ITA to convert Series BB Shares representing 7.35% of the Company’s total outstanding capital stock held by ITA into Series B Shares (the “Conversion”) and to transfer the converted 22,050,000 Series B Shares (the “Converted Shares”) to AAI as part of the De-Merger. In addition, pursuant to the De-Merger Letter Agreement, the De-Merger Parties have agreed, subject to Completion, to take all necessary actions to execute an agreement under which CPH agrees to sell its 49% stake in AAI to Mr. Chico (the “Purchase and Sale”). On June 19, 2007, upon expiration of the Offers, the De-Merger, Conversion and Purchase and Sale were consummated. Accordingly, Mr. Chico acquired beneficial ownership of the Converted Shares.

Also pursuant to the De-Merger Letter Agreement, the De-Merger Parties agreed, subject to settlement of the Offers, to take all necessary actions to ensure that the members of the board of directors of ITA and the members of the board of directors of the Company appointed by each of them will propose and cause the Company to implement a distribution policy pursuant to which the Company and its subsidiaries would distribute in each financial year substantially all excess cash by way of distributions of net profit after tax and retained earnings lawfully available for distribution, capital reductions (subject to obtaining the necessary approvals) or otherwise pursuant to applicable law (the “Distribution Policy”). The De-Merger Parties have further agreed that the Company will distribute interim and final dividends. Mr. Chico agreed to vote, and to cause any of his affiliates to vote, their shares in the Company to implement the Distribution Policy. In addition, the De-Merger Parties have agreed to cause ITA to amend, restate or re-execute the trust governing the Series BB Shares so that the Series BB Shares held in such trust would be voted in connection with the Distribution Policy in the same way as the majority of the Shares vote in any shareholders meeting of the Company. The Reporting Persons were informed by the Company that on May 11, 2007, the board of directors of the Company held a board meeting at which they agreed to amend, restate or re-execute the trust governing the Series BB Shares so that the Series BB Shares held in such trust would be voted in connection with the Distribution Policy in the same way as the majority of the Series B Shares vote in any shareholders meeting of the Company.

The De-Merger Parties have also agreed, pursuant to the De-Merger Letter Agreement, to take all actions necessary to ensure that the Series BB Shares owned by ITA through a trust will be voted at the next shareholders’ meeting of the Company in order to approve an amendment to the Company’s bylaws to reduce the amount of shares outstanding required to constitute a quorum at a second or subsequent call for any extraordinary meeting of the Company’s shareholders from 75% to a majority, which is consistent with the threshold required under Mexican law. The Reporting Persons were informed by the Company that on April 27, 2007, the shareholders of the Company held a meeting at which they agreed to amend and restate the Company’s bylaws to reduce the quorum in the manner set forth in the preceding sentence.

Mr. Chico has arranged for an unsecured multi-currency loan facility of up to MXP 3,025,000,000 (the “Capex and Working Capital Facility”) for the Company and its subsidiaries to fund (i) capital expenditure requirements related to a proposed development plan; (ii) the cost of financing, developing and constructing a proposed new runway at the Cancun Airport; (iii) any fees, commissions, costs and expenses and taxes in connection with consummation of the Capex and Working Capital Facility; and (iv) general corporate and working capital requirements. The Capex and Working Capital Facility is subject to the approval of the board of directors of the Company. The De-Merger Parties have agreed, pursuant to the De-Merger Letter Agreement, to take all necessary actions to ensure that the members of the board of directors of the Company appointed by each of them will approve the Capex and Working Capital Facility and any subsequent refinancing of the Capex and Working Capital Facility in accordance with the principles contained within the De-Merger Letter Agreement. The Reporting Persons were informed by the Company that on May 11, 2007, the board of directors of the Company held a board meeting at which they approved, subject to consummation of the Offers, the Capex and Working Capital Facility.

The foregoing is qualified in its entirety by reference to the De-Merger Letter Agreement filed as Exhibit A to the Amended Schedule 13D, which is incorporated by reference. The parties to the De-Merger Letter Agreement reserve the right to amend the provisions thereof at any time and from time to time, including, without limitation, those provisions relating to the Distribution Policy, the voting of the Series BB Share and the Capex and Working Capital Facility.

The Reporting Persons intend to continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional Shares or may dispose of any and all Shares held by them. As part of such evaluations, the Reporting Persons have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board, officers or representatives of the Company, stockholders of the Company, and other persons regarding the Company’s affairs and strategic alternatives. The Reporting Persons may from time to time develop plans, or have discussions with third parties, respecting, or propose changes in, the management, composition of the board, policies, operations, capital structure or business of the Company. In connection with these and other plans or proposals that the Reporting Persons may develop, the Reporting Persons may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company, third persons or directly with other stockholders of the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company or such third persons in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.
Item 5. Interest in Securities of the Issuer1
The percentages used in this Item 5 are calculated based upon 255,000,000 Shares issued and outstanding as of June 1, 2006 as reported in the Company’s Form 20-F for the fiscal year ended December 31, 2005 (the “Company Form 20-F”) plus the 22,050,000 Shares resulting from the Conversion. The amounts and percentages in this Item 5 also include all Shares tendered pursuant to Notice of Guaranteed Delivery in the Offers.

While the Reporting Persons and CPH may be deemed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act with respect to certain agreements made pursuant to the De-Merger Letter Agreement, the Reporting Persons disclaim existence of such group.

[1]	Excludes the Series BB Shares held by ITA.

(a)
(i)	Mr. Chico beneficially owns 59,739,395 Shares representing 21.6% of the total issued and outstanding Shares.

(ii)	AAI-1 beneficially owns 37,689,395 Shares representing 13.6% of the total issued and outstanding Shares.

(iii)	Purchaser beneficially owns 37,689,395 Shares representing 13.6% of the total issued and outstanding Shares.

(iv)	AAI beneficially owns 22,050,000 Shares representing 8.0% of the total issued and outstanding Shares.

(v)	Mr. Luis Chico beneficially owns 140,000 Shares representing 0.1% of the total issued and outstanding Shares.
(b)
(i)	Mr. Chico has the shared power to vote and dispose of 59,739,395 Shares with AAI-1, Purchaser and AAI.

(ii)	AAI-1 has the shared power to vote and dispose of 37,689,395 Shares with Mr. Chico and Purchaser.

(iii)	Purchaser has the shared power to vote and dispose of 37,689,395 Shares with Mr. Chico and AAI-1.

(iv)	AAI has the shared power to vote and dispose of 22,050,000 Shares with Mr. Chico.

(v)	Mr. Luis Chico has the sole power to vote and dispose of 140,000 Shares.
(c)	There were no transactions in the Shares that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the Reporting Persons or Mr. Luis Chico, except as described in Item 4.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares, except as described in Item 4.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as discussed above in Item 4, none of (i) Mr. Chico, (ii) AAI-1, (iii) Purchaser, (iv) AAI or (v) Mr. Luis Chico have any contracts, arrangements, understandings or relationships with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.
Exhibit A: De-Merger Letter Agreement, entered into on March 29, 2007 between Fernando Chico Pardo and Copenhagen Airports A/S. *

Exhibit B: Joint Filing Agreement, entered into on June 20, 2007 among Fernando Chico Pardo, Agrupación Aeroportuaria Internacional II, S.A. de C.V., Agrupación Aeroportuaria Internacional I, S.A. de C.V. and Agrupación Aeroportuaria Internacional, S.A. de C.V.
*Incorporated by reference to the Schedule 13D filed with the Securities and Exchange Commission by Mr. Fernando Chico Pardo on April 9, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: June 20, 2007

FERNANDO CHICO PARDO
/s/ Fernando Chico Pardo

AGRUPACIÓN AEROPORTUARIA INTERNACIONAL II, S.A. DE C.V
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact

AGRUPACIÓN AEROPORTUARIA INTERNACIONAL I, S.A. DE C.V
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact

AGRUPACIÓN AEROPORTUARIA INTERNACIONAL, S.A. DE C.V.
By:	/s/ Fernando Chico Pardo
	Name:	Fernando Chico Pardo
	Title:	Attorney in fact